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[CELESTICA INC. LOGO]

CELESTICA INC.
SUPPLEMENTAL INFORMATION
(in millions of US dollars, except per share amounts)
(unaudited)

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                                         Q3 2000    Q4 2000     Q1 2001      Q2 2001    Q3 2001     Q4 2001      Q1 2002    Q2 2002
                                       --------------------------------------------------------------------------------------------
REVENUE                                 $2,600.1   $3,447.8    $2,692.6     $2,660.7   $2,203.0    $2,448.2     $2,151.5   $2,249.2
GAAP
NET EARNINGS (LOSS)                         55.7       83.5        54.8         15.8      (38.7)      (71.8)        39.7       40.4
Gain on repurchase of convertible
  debt (GAAP only)                             -          -           -            -          -           -            -          -
Convertible debt accretion, net of tax      (2.1)      (3.3)       (3.4)        (3.6)      (3.9)       (4.1)        (4.2)      (4.4)
                                       --------------------------------------------------------------------------------------------
Earnings (loss) available to
  shareholders - basic                      53.6       80.2        51.4         12.2     (42.6)       (75.9)        35.5       36.0

Earnings (loss) per share - basic         $ 0.26      $0.39       $0.25        $0.06    $ (0.20)    $ (0.33)       $0.15      $0.16
                                       --------------------------------------------------------------------------------------------
Earnings (loss) per share -                $0.25      $0.38       $0.25        $0.06    $ (0.20)    $ (0.33)       $0.15      $0.15
  diluted (1)(2)
                                       --------------------------------------------------------------------------------------------
Weighted average number of shares
  (in millions)
  outstanding - basic                      203.0      203.2       203.6        207.0      218.1       227.1        229.8      230.2
              - diluted (1)(2)             220.0      222.6       223.1        225.5      218.1       227.1        236.8      236.0

Actual number of shares (in
  millions) outstanding - basic            203.2      203.4       203.8        216.3      219.9       229.7        230.1      230.3
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ADJUSTED NET EARNINGS

Net earnings (loss)                        $55.7      $83.5       $54.8        $15.8    $ (38.7)    $ (71.8)       $39.7      $40.4
Adjustments:
Amortization of intangible assets           25.6       28.8        29.6         28.1       32.2        35.1         22.0       21.7
Integration costs related to
  acquisitions                               4.8        5.7         2.3          7.8       10.0         2.6          3.9       10.2
Other charges                                  -          -         3.8         53.2       79.6       136.5            -          -
Income tax effect of above                  (2.2)      (1.0)       (3.2)       (11.8)     (18.4)      (26.9)        (2.2)      (2.9)
                                       --------------------------------------------------------------------------------------------
Adjusted net earnings                      $83.9     $117.0       $87.3        $93.1      $64.7       $75.5        $63.4      $69.4
                                       --------------------------------------------------------------------------------------------
    As a percentage of revenue              3.2%       3.4%        3.2%         3.5%       2.9%        3.1%         2.9%       3.1%

ADJUSTED NET EARNINGS FOR EPS
CALCULATION                                 83.9      117.0        87.3         93.1       64.7        75.5         63.4       69.4
Convertible debt accretion, net
  of tax                                    (2.1)      (3.3)       (3.4)        (3.6)      (3.9)       (4.1)        (4.2)      (4.4)
                                       --------------------------------------------------------------------------------------------
Adjusted net earnings available
  to shareholders - basic                   81.8      113.7        83.9         89.5       60.8        71.4         59.2       65.0

Adjusted net earnings per share -          $0.40      $0.56       $0.41        $0.43      $0.28       $0.31        $0.26      $0.28
  basic
                                       --------------------------------------------------------------------------------------------
Adjusted net earnings per share -          $0.38      $0.53       $0.39        $0.41      $0.27       $0.31        $0.26      $0.28
  diluted* (1)
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EBITDA

Net earnings (loss)                        $55.7      $83.5       $54.8        $15.8    $ (38.7)    $ (71.8)       $39.7      $40.4
Income taxes                                17.5       26.3        17.3          3.3       (7.9)      (14.7)         8.1        8.3
                                       --------------------------------------------------------------------------------------------
EBT                                         73.2      109.8        72.1         19.1      (46.6)      (86.5)        47.8       48.7
Integration costs related to
  acquisitions                               4.8        5.7         2.3          7.8       10.0         2.6          3.9       10.2
Other charges                                  -          -         3.8         53.2       79.6       136.5            -          -
                                       --------------------------------------------------------------------------------------------
EBT                                         78.0      115.5        78.2         80.1       43.0        52.6         51.7       58.9
Interest expense (income), net              (5.2)      (5.7)       (3.5)        (2.4)      (5.1)        3.2          1.7        1.4
                                       --------------------------------------------------------------------------------------------
EBIT                                        72.8      109.8        74.7         77.7       37.9        55.8         53.4       60.3
Amortization of intangible assets           25.6       28.8        29.6         28.1       32.2       35.1          22.0       21.7
                                       --------------------------------------------------------------------------------------------
EBIAT                                       98.4      138.6       104.3        105.8       70.1        90.9         75.4       82.0
                                            3.8%       4.0%        3.9%         4.0%       3.2%        3.7%         3.5%       3.6%

                                       --------------------------------------------------------------------------------------------
EBITDA                                    $131.1     $175.2      $143.9       $148.5     $121.6      $149.8       $131.3     $137.2
                                       --------------------------------------------------------------------------------------------
                                            5.0%       5.1%        5.3%         5.6%       5.5%        6.1%         6.1%       6.1%
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



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                                                             Q3 2002   Q3 YTD 2001   Q3 YTD 2002     FY 2000       FY 2001

REVENUE                                                     $1,958.9     $ 7,556.2     $ 6,359.6    $9,752.1     $10,004.4
GAAP
NET EARNINGS (LOSS)                                            (90.6)         32.0         (10.5)      206.7         (39.8)
Gain on repurchase of convertible debt (GAAP only)               4.0             -           4.0           -             -
Convertible debt accretion, net of tax                          (4.6)        (10.9)        (13.2)       (5.4)        (15.0)
                                                          ----------------------------------------------------------------
Earnings (loss) available to shareholders - basic              (91.2)         21.1         (19.7)      201.3         (54.8)
Earnings (loss) per share - basic                            $ (0.40)        $0.10       $ (0.09)     $ 1.01       $ (0.26)
Earnings (loss) per share - diluted (1)(2)                   $ (0.40)       $ 0.10       $ (0.09)      $0.98       $ (0.26)
                                                          ----------------------------------------------------------------
Weighted average number of shares (in millions)
 outstanding - basic                                           230.1         208.0         230.0       199.8         213.9
              - diluted (1)(2)                                 230.1         226.6         230.0       211.8         213.9
Actual number of shares (in millions)
 outstanding - basic                                           229.4         219.9         229.4       203.4         229.7
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ADJUSTED NET EARNINGS

Net earnings (loss)                                          $ (90.6)        $32.0       $ (10.5)     $206.7       $ (39.8)
Adjustments:
Amortization of intangible assets                               29.0          89.9          72.7        88.9         125.0
Integration costs related to acquisitions                        3.0          20.1          17.1        16.1          22.8
Other charges                                                  136.4         136.6         136.4           -         273.1
Income tax effect of above                                     (26.9)        (33.5)        (32.0)       (7.6)        (60.5)
                                                          ----------------------------------------------------------------
Adjusted net earnings                                        $  50.9        $245.1        $183.7      $304.1         320.6
                                                          ----------------------------------------------------------------
     As a percentage of revenue                                 2.6%          3.2%          2.9%        3.1%          3.2%

ADJUSTED NET EARNINGS FOR EPS CALCULATION                       50.9         245.1         183.7       304.1         320.6
Convertible debt accretion, net of tax                          (4.6)        (10.9)        (13.2)       (5.4)        (15.0)
                                                          ----------------------------------------------------------------
Adjusted net earnings available to shareholders - basic         46.3         234.2         170.5       298.7         305.6
Adjusted net earnings per share - basic                      $  0.20         $1.13         $0.74       $1.50         $1.43
                                                          ----------------------------------------------------------------
Adjusted net earnings per share - diluted* (1)               $  0.20         $1.08         $0.72       $1.44         $1.38
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EBITDA

Net earnings (loss)                                          $ (90.6)        $32.0       $ (10.5)     $206.7       $ (39.8)
Income taxes                                                   (18.6)         12.6          (2.2)       69.2          (2.1)
                                                          ----------------------------------------------------------------
EBT                                                           (109.2)         44.6         (12.7)      275.9         (41.9)
Integration costs related to acquisitions                        3.0          20.1          17.1        16.1          22.8
Other charges                                                  136.4         136.6         136.4           -         273.1
                                                          ----------------------------------------------------------------
EBT                                                             30.2         201.3         140.8       292.0         254.0
Interest expense (income), net                                  (1.1)        (11.0)          2.0       (19.0)         (7.9)
                                                          ----------------------------------------------------------------
EBIT                                                            29.1         190.3         142.8       273.0         246.1
Amortization of intangible assets                               29.0          89.9          72.7        88.9         125.0
                                                          ----------------------------------------------------------------
EBIAT                                                           58.1         280.2         215.5       361.9         371.1
                                                                3.0%          3.7%          3.4%        3.7%          3.7%

                                                          ----------------------------------------------------------------
EBITDA                                                      $  111.2        $414.0        $379.7      $483.8        $563.8
                                                          ----------------------------------------------------------------
                                                                5.7%          5.5%          6.0%        5.0%          5.6%
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(1)  Restated to reflect treasury stock method, retroactively applied.

(2) 2001-Q3, Q4 and FY; 2002-Q3 and Q3YTD excludes options and convertible debt as they are anti-dilutive due to the losses. 2002-Q1 and Q2 excludes convertible debt as it is anti-dilutive.
     Convertible debt accretion must be deducted from net earnings to calculate diluted EPS.

-    Adjusted net earnings per share - diluted:
     For Q3, Q4 and FY 2001, the diluted weighted average shares (in millions) for "Adjusted net earnings" is 235.7, 244.5 and 232.9, respectively.
     For Q1 2002, the diluted weighted average shares for "Adjusted net earnings" is 247.1 million.
     For Q2, Q3 and Q3YTD 2002, the diluted weighted average shares (in millions) for "Adjusted net earnings" is 236.0, 234.9 and 236.0, respectively, and excludes convertible debt as it is anti-dilutive.
     Convertible debt accretion must be deducted from net earnings to calculate diluted EPS.